Mail Stop 3561

April 26, 2010

Alexander L. Bozzi III
President
The Enlightened Gourmet, Inc.
236 Centerbrook
Hamden, CT 06518

   Re: The Enlightened Gourmet, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2008
           Filed April 15, 2009
           Form 10-K/A for the Fiscal Year Ended December 31, 2008
           Filed April 6, 2010
           File No. 0-51597

Dear Mr. Bozzi:

       We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Exhibit 23.1

1. We note that you have provided the consent of your accountants. However, we note the following: 1) the consent is not dated; 2) the consent does not include the incorporation of the accountants' report into your Form S-8 (file number 333-153855); and 3) it refers to the Form 10-K/A filed April 5, 2010, while the correct date is April 6, 2010. Please revise and re-file.

Exhibit 31.1 and 31.2

2. Your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, in paragraph 1 you refer to "this Amendment #1 to the annual report on Form 10-K" rather than referring simply to "this annual report on Form 10-

K." Also, in paragraph 5.a., you have included the extraneous language at the end of the paragraph, "and have identified for the registrant's auditors any material weaknesses in internal controls."

Form 10-K for Fiscal Year Ended December 31, 2009

3. Please revise in accordance with the above comments, as applicable.

***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robyn Manuel, Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director